February 22, 2019

Frank Ramirez
Chief Executive Officer
St. Renatus, LLC
1000 Centre Avenue, Suite 120
Fort Collins, CO 80526

       Re: St. Renatus, LLC
           Amendment No. 2 to
           Preliminary Offering Statement on Form 1-A
           Filed February 12, 2019
           File No. 024-10920

Dear Mr. Ramirez:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2019 letter.

Form 1-A amendment 2 filed February 12, 2019

Unaudited Pro Forma Financial Statements, page 37

1. In your introductory discussion you indicate the pro forma condensed balance sheets for
      June 30, 2018 and December 31, 2017 give effect to the merger as if it has occurred on
      December 31, 2016. Pro forma balance sheet adjustments should be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing (i.e. June 30, 2018). Please revise to remove the December 31, 2017 balance sheet, as it is not required. Additionally, revise your disclosure and adjustments to your June 30,
      2018 pro forma balance sheet as necessary. Refer to Article 11 of Regulation S-X.
2. With regards to your unaudited pro forma financial statements, please remove the
 Frank Ramirez
St. Renatus, LLC
February 22, 2019
Page 2
      following wording:
        "St. Renatus, LLC and Subsidiaries" from the header of each of the unaudited pro forma financial statements, as applicable, and
           "Cash Flows" from the header of each of your Unaudited Pro Forma Consolidated
          Statement of Operations.
3. With regards to your unaudited historical financial statements for the period ended June
      30, 2018 in Annex C, please revise to:
        to remove the Inc/(Dec) columns and
        provide a Statement of Cash Flow for the June 30, 2018 and 2017 periods.
      Refer to Rule 8-03 of Regulation S-X.
4. As noted in 1-A: Item 1. Issuer Information: Financial Statements, please revise Part 1 to use the financial statements for the most recent period contained in this offering statement.


       You may contact Sasha Parikh at 202-551-3627 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank Ramirez
                                                            Division of
Corporation Finance
Comapany NameSt. Renatus, LLC
                                                            Office of
Healthcare & Insurance
February 22, 2019 Page 2
cc:       Brett Hanson
FirstName LastName